EXHIBIT (a)(13)


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TF Financial Corporation
                                                                    NEWS RELEASE


3 PENNS TRAIL
NEWTOWN, PENNSYLVANIA  18940


      For verification, contact:           John R. Stranford President and CEO
                                           Bill Niemczura, Senior Vice President
                                                  and Chief Financial Officer

      Phone:      (215) 579-4000
      Fax:        (215) 579-4748
      For immediate release October 28, 1997

                            TF Financial Corporation
                      Share Repurchase Preliminary Results

      Newtown, Pennsylvania -- October 28, 1997 -- TF Financial Corporation (Nasdaq - "THRD"), the holding company of Third Federal Savings Bank (the
"Bank") announced today that the "Modified Dutch Auction" self-tender offer which commenced on September 26, 1997 expired at 5:00 p.m., Eastern time, October 27, 1997. Shareholders tendered approximately 1,064,083 shares or approximately 26% of the common shares outstanding. It appears that the purchase price will be $26.00 per share. The Company intends to purchase 900,000 shares, or approximately 84.5% of all shares tendered. All shares tendered and not purchased due to proration will be promptly returned. The numbers and prices set forth above are subject to verification in the final count, which is not expected to be completed for several days.

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